FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: May 27, 2016

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of an amendment of the announcement of the reorganization of Kyocera Corporation (“Rinji-houkokusho no Teisei-houkokusho”)

English translation of an amendment of the announcement of the reorganization of Kyocera Corporation (“Rinji-houkokusho no Teisei-houkokusho)

1.	Reason for Filing

To report, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 7 and 7-3 of Paragraph 2 of Article 19 of Ordinance of Cabinet Office relating to Disclosure of Corporation, following a resolution of its Meeting of Board of Directors adopted on January 29, 2016, Kyocera Corporation (the Company) reorganized the Company’s business as described below, effective as from April 1, 2016.

(1)	Kyocera Circuit Solutions, Inc. and Kyocera Chemical Corporation, both of which were wholly owned consolidated subsidiaries of the Company, were merged into the Company; and

(2)	The business unit engaged in the sale of photovoltaic power generation equipment was separated by means of a corporate split from Kyocera Solar Corporation, a wholly owned consolidated subsidiary of the Company engaged in the sale of photovoltaic power generation equipment and contracting relating to photovoltaic power generation systems for the Japanese market, and such business unit was succeeded to by the Company.

The Company hereby files an amendment of the announcement pursuant to Paragraph 5 of Article 24-5 of the Financial Instruments and Exchange Law because some parts of description of these mergers and the corporate split shall be updated thereafter.

2.	Items Amended

[1] Merger

(3)	Method of mergers, allocation of shares and other contents of the agreement

(5)	Status of the succeeding company after these mergers

[2] Absorption-type corporate split

(3)	Method of absorption-type corporate split, allocation of shares and other contents of agreement

(5)	Status of the succeeding company after this corporate split

3.	Matters Amended

Amended portions are indicated by underlines as follows:

[1] Merger

(Before amendment)

(3)	Method of mergers, allocation of shares and other contents of the agreement

(Omitted)

(C)	Other contents of the merger agreement

a)	Schedule of mergers

(Omitted)

	Effective date of mergers	April 1, 2016 (scheduled)

	Application for registration of mergers in the commercial register	April 1, 2016 (scheduled)

(Omitted)

(5)	Status of the succeeding company after these mergers

Trade Name	Kyocera Corporation

Location of Headquarter	Fushimi-ku, Kyoto

Name and Title of Representative	Goro Yamaguchi, President and Director

Capital Amount	115,703 million yen (as of March 31, 2015)

Total Shareholders’ Equity	Not yet determined

Total Assets	Not yet determined

Principal Businesses	Fine Ceramic Parts Group Semiconductor Parts Group Applied Ceramic Products Group Electronic Device Group Telecommunications Equipment Group

(After amendment)

(3)	Method of mergers, allocation of shares and other contents of the agreement

(Omitted)

(C)	Other contents of the merger agreement

a)	Schedule of mergers

(Omitted)

	Effective date of mergers	April 1, 2016

	Application for registration of mergers in the commercial register	April 1, 2016

(Omitted)

(5)	Status of the succeeding company after these mergers

Trade Name	Kyocera Corporation

Location of Headquarter	Fushimi-ku, Kyoto

Name and Title of Representative	Goro Yamaguchi, President and Director

Capital Amount	115,703 million yen (as of March 31, 2015)

Total Shareholders’ Equity*	1,907,318 million yen

Total Assets*	2,417,998 million yen

Principal Businesses	Fine Ceramic Parts Group Semiconductor Parts Group Applied Ceramic Products Group Electronic Device Group Telecommunications Equipment Group

*	Total shareholders’ equity and total assets of the succeeding company reflected the impacts of these mergers and this corporate split.

[2] Absorption –type corporate split

(Before amendment)

(3)	Method of absorption-type corporate split, allocation of shares and other contents of agreement

(Omitted)

(C)	Other contents of corporate split agreement

a)	Schedule of corporate split

(Omitted)

	Effective Date of corporate split	April 1, 2016 (scheduled)

	Application for register of corporate split in the commercial register	April 1, 2016 (scheduled)

(Omitted)

(5)	Status of the succeeding company after this corporate split

Trade Name	Kyocera Corporation

Location of Headquarter	Fushimi-ku, Kyoto

Name and Title of Representative	Goro Yamaguchi, President and Director

Capital Amount	115,703 million yen (as of March 31, 2015)

Total Shareholders’ Equity	Not yet determined

Total Assets	Not yet determined

Principal Businesses	Fine Ceramic Parts Group Semiconductor Parts Group Applied Ceramic Products Group Electronic Device Group Telecommunications Equipment Group

(After amendment)

(3)	Method of absorption-type corporate split, allocation of shares and other contents of agreement

(Omitted)

(C)	Other contents of corporate split agreement

a)	Schedule of corporate split

(Omitted)

	Effective Date of corporate split	April 1, 2016

	Application for register of corporate split in the commercial register	April 1, 2016

(Omitted)

(5)	Status of the succeeding company after this corporate split

Trade Name	Kyocera Corporation

Location of Headquarter	Fushimi-ku, Kyoto

Name and Title of Representative	Goro Yamaguchi, President and Director

Capital Amount	115,703 million yen (as of March 31, 2015)

Total Shareholders’ Equity*	1,907,318 million yen

Total Assets*	2,417,998 million yen

Principal Businesses	Fine Ceramic Parts Group Semiconductor Parts Group Applied Ceramic Products Group Electronic Device Group Telecommunications Equipment Group

*	Total shareholders’ equity and total assets of the succeeding company reflected the impacts of these mergers and this corporate split.

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